

Mail Stop 5546

December 29, 2005

<u>Via Facsimile (011) 8610 6421 6402 and US Mail</u>

Chen Tonghai
Chairman
China Petroleum & Chemical Corp.
A6, Huixingdong Street
Chaoyang District, Beijing, 100029
The People's Republic of China

> Re: **China Petroleum & Chemical Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed June 29, 2005**
> **File No. 1-15138**

Dear Mr. Chen:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note from public media sources that you may have existing or anticipated operations associated with Cuba, Iran and Sudan, which are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions administered by the Treasury Department's Office of Foreign Assets Control and the Commerce Department's Bureau of

Industry and Security. In this regard, we note reports of a production contract with Cuba dated January 2005; a $70 billion natural gas supply agreement with Iran arranged in 2004; and a $600 million drilling rights agreement with Sudan that is reported to be executed by the end of 2005. We note that the Form 20-F does not contain any information relating to operations in Cuba, Iran or Sudan. Please describe such operations and discuss their materiality to you, and whether those operations individually or in the aggregate constitute a material investment risk to your security holders.

2.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues and assets associated with Cuba, Iran and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. We also note published reports that the New York City comptroller has written you to request that you analyze any potential financial and reputational risks of conducting business in Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies operating in Cuba, Iran and Sudan.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Chen Tonghai
China Petroleum & Chemical Corporation
December 29, 2005
Page 3

       the company is responsible for the adequacy and accuracy of the disclosure in the filing;

       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

       the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

                           Sincerely,

                           Cecilia D. Blye, Chief
                           Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance